Filed by HBT Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NXT Bancorporation, Inc.

(File No. 001-39085)

Set forth below is a copy of HBT Financial, Inc.’s press release announcing its financial results for the second quarter ended and six months ended June 30, 2021

HBT FINANCIAL, INC. ANNOUNCES

SECOND QUARTER 2021 FINANCIAL RESULTS

Second Quarter Highlights

●	Net income of $13.7 million, or $0.50 per diluted share; return on average assets (ROAA) of 1.40%; return on average stockholders' equity (ROAE) of 15.07%; and return on average tangible common equity (ROATCE)(1) of 16.22%
●	Adjusted net income(1) of $14.2 million; or $0.52 per diluted share, adjusted ROAA(1) of 1.45%; adjusted ROAE(1) of 15.56%; and adjusted ROATCE(1) of 16.76%

(1)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.

Bloomington, IL, July 26, 2021 – HBT Financial, Inc. (NASDAQ: HBT) (the “Company” or “HBT Financial” or “HBT”), the holding company for Heartland Bank and Trust Company, today reported net income of $13.7 million, or $0.50 diluted earnings per share, for the second quarter of 2021. This compares to net income of $15.2 million, or $0.55 diluted earnings per share, for the first quarter of 2021, and net income of $7.4 million, or $0.27 diluted earnings per share, for the second quarter of 2020.

Fred L. Drake, Chairman and Chief Executive Officer of HBT Financial, said, “As economic activity increased in our markets, we saw strong performance among our customer base resulting in continued inflows of core deposits, growth in earning assets, increases in card income and wealth management revenue, and further improvement in asset quality. Combined with disciplined expense control, these positive trends resulted in continued solid results for the Company. As economic conditions further improve during the second half of the year, we are hopeful to see higher levels of loan demand that will allow us to deploy our significant excess liquidity. We are also focused on completing our acquisition of NXT Bancorporation, which we still expect to occur in the fourth quarter of 2021. We believe the addition of NXT and the presence it will provide in faster growing markets in Iowa will enhance the value of our franchise and improve our ability to generate higher levels of organic growth in the years ahead.”

Adjusted Net Income

In addition to reporting GAAP results, the Company believes adjusted net income and adjusted earnings per share, which adjust for the additional C Corp equivalent tax expense for periods prior to October 11, 2019, acquisition expenses, branch closure expenses, net earnings (losses) from closed or sold operations, charges related to termination of certain employee benefit plans, realized gains (losses) on sales of securities, and mortgage servicing rights (“MSR”) fair value adjustments, provide investors with additional insight into its operational performance. The Company reported adjusted net income of $14.2 million, or $0.52 adjusted diluted earnings per share, for the second quarter of 2021. This compares to adjusted net income of $14.0 million, or $0.51 adjusted diluted earnings per share, for the first quarter of 2021, and adjusted net income of $8.2 million, or $0.30 adjusted diluted earnings per share, for the second quarter of 2020 (see "Reconciliation of Non-GAAP Financial Measures" tables).

HBT Financial, Inc.

Net Interest Income and Net Interest Margin

Net interest income for the second quarter of 2021 was $29.7 million, an increase of 2.0% from $29.1 million for the first quarter of 2021. The increase was primarily attributable to an increase in interest-earning assets.

Relative to the second quarter of 2020, net interest income increased $0.8 million, or 2.7%. The increase was primarily attributable to an increase in interest-earning assets.

Net interest margin for the second quarter of 2021 was 3.14%, compared to 3.25% for the first quarter of 2021. The decrease was primarily attributable to an unfavorable shift in the mix of earning assets, primarily due to increased deposit balances being held in cash and lower-yielding securities.

Relative to the second quarter of 2020, net interest margin decreased from 3.51%. The decrease was primarily due to a decline in the average yield on earning assets and increased deposit balances being held in cash and lower-yielding securities.

Noninterest Income

Noninterest income for the second quarter of 2021 was $8.8 million, a decrease of 18.8% from $10.8 million for the first quarter of 2021. Second quarter 2021 results included a negative $0.3 million mortgage servicing rights (“MSR”) fair value adjustment compared to a positive $1.7 million fair value adjustment in the first quarter of 2021. Additionally, gains on sale of mortgage loans decreased $0.5 million due to a lower level of mortgage refinancing activity.

Relative to the second quarter of 2020, noninterest income increased 8.9% from $8.1 million, primarily attributable to an increase in wealth management fees and card income. Wealth management fees increased $0.5 million as a result of higher values of assets under management during second quarter of 2021 relative to the second quarter of 2020. Card income increased $0.5 million as a result of increased card transaction volume driven by the full reopening of Illinois following COVID-19 prevention measures. Partially offsetting these increases was a $0.6 million decrease in gains on sale of mortgage of loans due to a lower level of mortgage refinancing activity.

Noninterest Expense

Noninterest expense for the second quarter of 2021 was $22.2 million, down slightly from $22.5 million for the first quarter of 2021. Decreases in occupancy of bank premises and salaries expenses were mostly offset by increases in marketing and other noninterest expenses.

Relative to the second quarter of 2020, noninterest expense decreased 5.7% from $23.5 million. The decline was primarily attributable to the second quarter of 2020 results including a $0.6 million charge for the supplemental executive retirement plan (SERP) which was terminated in June 2019 and paid out in June 2020.

HBT Financial, Inc.

NXT Bancorporation, Inc. Pending Acquisition

On June 7, 2021, HBT and NXT Bancorporation, Inc. (NXT), the holding company for NXT Bank, jointly announced the signing of a definitive agreement pursuant to which HBT will acquire NXT and NXT Bank. The acquisition will expand HBT’s footprint into Iowa. Acquisition-related expenses were $157 thousand during the second quarter of 2021.

Branch Rationalization Plan

In April 2021, the Company made plans to close or consolidate six branches. One branch was consolidated during the second quarter of 2021, and the remaining five branches are expected to close during the third quarter of 2021. This branch rationalization plan is expected to result in approximately $0.8 million of total pre-tax nonrecurring costs, primarily related to asset impairment charges and severance payments. When fully realized, the Company estimates annual cost savings, net of associated revenue impacts, related to the branch rationalization plan to be approximately $1.1 million. Branch closure expenses were $104 thousand during the second quarter of 2021.

Loan Portfolio

Total loans outstanding, before allowance for loan losses, were $2.15 billion at June 30, 2021, compared with $2.27 billion at March 31, 2021 and $2.28 billion at June 30, 2020. The $118.6 million decrease in loans from March 31, 2021 was primarily attributable to a decrease in PPP loans, as PPP loan forgiveness exceeded originations on second draw PPP loans as well as lower non-PPP commercial and industrial, multi-family and commercial real estate - owner occupied loans.

Deposits

Total deposits were $3.42 billion at June 30, 2021, compared with $3.36 billion at March 31, 2021 and $3.02 billion at June 30, 2020. The $68.7 million increase in total deposits from March 31, 2021 was primarily due to a $61.1 million increase in public funds deposits as a result of real estate tax collections.

Asset Quality

Nonperforming loans totaled $7.4 million, or 0.34% of total loans, at June 30, 2021, compared with $9.1 million, or 0.40% of total loans, at March 31, 2021, and $14.0 million, or 0.61% of total loans, at June 30, 2020. The $1.7 million reduction in nonperforming loans from March 31, 2021 was primarily attributable to the transfer of one loan to foreclosed assets, partially offset by one relationship moving to nonaccrual status that totaled $2.9 million at June 30, 2021. The $6.5 million reduction in nonperforming loans from June 30, 2020 was primarily attributable to the return to accrual status of one agricultural credit that totaled $4.8 million at June 30, 2020.

The Company recorded a negative provision for loan losses of $2.2 million for the second quarter of 2021, compared to a negative provision for loan losses of $3.4 million for the first quarter of 2021. The negative provision was primarily due to a $1.3 million decrease in specific reserves on loans individually evaluated for impairment. Additionally, changes to qualitative factors resulted in a $0.5 million decrease in required reserve, primarily reflecting the shrinking impact of the COVID-19 pandemic on our borrowers.

Net charge-offs for the second quarter of 2021 were $90 thousand, or 0.02% of average loans on an annualized basis, compared to net recoveries of $0.3 million, or (0.06)% of average loans on an annualized basis, for the first quarter of 2021, and net recoveries of $63 thousand, or (0.01)% of average loans on an annualized basis, for the second quarter of 2020.

The Company’s allowance for loan losses was 1.23% of total loans and 357.91% of nonperforming loans at June 30, 2021, compared with 1.27% of total loans and 315.48% of nonperforming loans at March 31, 2021.

HBT Financial, Inc.

Capital

At June 30, 2021, the Company exceeded all regulatory capital requirements under Basel III and was considered to be “well-capitalized,” as summarized in the following table:

		Well Capitalized
	June 30,	Regulatory
	2021	Requirements
Total capital to risk-weighted assets	18.55%	10.00%
Tier 1 capital to risk-weighted assets	15.79%	8.00%
Common equity tier 1 capital ratio	14.25%	6.50%
Tier 1 leverage ratio	9.67%	5.00%
Total stockholders' equity to total assets	9.44%	N/A
Tangible common equity to tangible assets (1)	8.84%	N/A

(1)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.

Stock Repurchase Program

During the second quarter of 2021, the Company repurchased 27,016 shares of its common stock at a weighted average price of $17.22 under its stock repurchase program. Purchases were conducted in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors authorized the repurchase of up to $15 million of its common stock under its stock repurchase program in effect until December 31, 2021. As of June 30, 2021, the Company had $13.0 million remaining under the current stock repurchase authorization.

About HBT Financial, Inc.

HBT Financial, Inc. is headquartered in Bloomington, Illinois and is the holding company for Heartland Bank and Trust Company. The bank provides a comprehensive suite of business, commercial, wealth management, and retail banking products and services to individuals, businesses and municipal entities throughout Central and Northeastern Illinois through 62 branches. As of June 30, 2021, HBT had total assets of $4.0 billion, total loans of $2.2 billion, and total deposits of $3.4 billion. HBT is a longstanding Central Illinois company, with banking roots that can be traced back to 1920.

HBT Financial, Inc.

Non-GAAP Financial Measures

Some of the financial measures included in this press release are not measures of financial performance recognized in accordance with GAAP. These non-GAAP financial measures include net interest income (tax-equivalent basis), net interest margin (tax-equivalent basis), originated loans and acquired loans and any ratios derived therefrom, efficiency ratio (tax-equivalent basis), tangible common equity to tangible assets, tangible book value per share, adjusted net income, adjusted return on average assets, adjusted return on average stockholders' equity, and adjusted return on average tangible common equity. Our management uses these non-GAAP financial measures, together with the related GAAP financial measures, in its analysis of our performance and in making business decisions. Management believes that it is a standard practice in the banking industry to present these non-GAAP financial measures, and accordingly believes that providing these measures may be useful for peer comparison purposes. These disclosures should not be viewed as substitutes for the results determined to be in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures in the "Reconciliation of Non-GAAP Financial Measures" tables.

Forward-Looking Statements

Readers should note that in addition to the historical information contained herein, this press release includes "forward-looking statements" within the meanings of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including but not limited to statements about the Company’s plans, objectives, future performance, goals, future earnings levels, future loan growth, and the potential acquisition of NXT and NXT Bank. These statements are subject to many risks and uncertainties, that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: the severity, magnitude and duration of the COVID-19 pandemic; the direct and indirect impacts of the COVID-19 pandemic and governmental responses to the pandemic on our operations and our customers’ businesses; the disruption of global, national, state and local economies associated with the COVID-19 pandemic, which could affect our capital levels and earnings, impair the ability of our borrowers to repay outstanding loans, impair collateral values and further increase our allowance for credit losses; our asset quality and any loan charge-offs; changes in interest rates and general economic, business and political conditions in the United States generally or in Illinois in particular, including in the financial markets; changes in business plans as circumstances warrant; risks relating to the potential acquisition of NXT, including the possibility that shareholders of NXT may not approve the merger agreement, that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the ultimate timing, outcome and results of integrating the operations of NXT into those of HBT; the effects of the merger in HBT’s future financial condition, results of operations, strategy and plans; risks relating to other acquisitions; and other risks detailed from time to time in filings made by the Company with the Securities and Exchange Commission (“SEC”). Readers should note that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "will," "propose," "may," "plan," "seek," "expect," "intend," "estimate," "anticipate," "believe" or "continue," or similar terminology. Any forward-looking statements presented herein are made only as of the date of this press release, and the Company does not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

HBT Financial, Inc.

Important Information and Where to Find It

In connection with the proposed acquisition of NXT, HBT and NXT intend to file materials with the SEC, including a Registration Statement on Form S-4 of HBT that will include a joint proxy statement/prospectus of HBT and NXT. After the Registration Statement is declared effective by the SEC, HBT and NXT intend to mail a definitive proxy statement/prospectus to the shareholders of NXT. This press release is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that HBT or NXT may file with the SEC and send to NXT’s shareholders in connection with the proposed transaction. NXT’S SHAREHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY HBT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HBT, NXT, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by HBT with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HBT will be available free of charge from HBT’s website at https://ir.hbtfinancial.com or by contacting HBT’s Investor Relations Department at HBTIR@hbtbank.com.

Participants in the Proxy Solicitation

HBT, NXT and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from NXT’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of HBT is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 7, 2021. Information regarding the executive officers and directors of NXT and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition of NXT or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CONTACT:

Matthew Keating

HBTIR@hbtbank.com

(310) 622-8230

HBT Financial, Inc.

HBT Financial, Inc.

Consolidated Financial Summary

Consolidated Statements of Income

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2021	2021	2020	2021	2020

INTEREST AND DIVIDEND INCOME	(dollars in thousands, except per share data)
Loans, including fees:
Taxable	$25,278	$25,134	$25,337	$50,412	$52,278
Federally tax exempt	540	610	532	1,150	1,206
Securities:
Taxable	4,058	3,633	3,172	7,691	6,506
Federally tax exempt	1,144	1,136	1,227	2,280	2,255
Interest-bearing deposits in bank	115	80	79	195	808
Other interest and dividend income	12	13	14	25	28
Total interest and dividend income	31,147	30,606	30,361	61,753	63,081

INTEREST EXPENSE
Deposits	613	644	1,042	1,257	2,637
Securities sold under agreements to repurchase	8	7	11	15	31
Borrowings	—	1	1	1	1
Subordinated notes	469	470	—	939	—
Junior subordinated debentures issued to capital trusts	357	355	399	712	842
Total interest expense	1,447	1,477	1,453	2,924	3,511
Net interest income	29,700	29,129	28,908	58,829	59,570
PROVISION FOR LOAN LOSSES	(2,162)	(3,405)	3,573	(5,567)	7,928
Net interest income after provision for loan losses	31,862	32,534	25,335	64,396	51,642

NONINTEREST INCOME
Card income	2,449	2,258	1,998	4,707	3,790
Service charges on deposit accounts	1,390	1,297	1,133	2,687	2,967
Wealth management fees	2,005	1,972	1,507	3,977	3,321
Mortgage servicing	711	685	727	1,396	1,451
Mortgage servicing rights fair value adjustment	(310)	1,695	(508)	1,385	(2,679)
Gains on sale of mortgage loans	1,562	2,100	2,135	3,662	2,671
Gains (losses) on securities	6	40	57	46	5
Gains (losses) on foreclosed assets	216	(76)	58	140	93
Gains (losses) on other assets	(48)	1	(69)	(47)	(72)
Other noninterest income	793	836	1,022	1,629	1,765
Total noninterest income	8,774	10,808	8,060	19,582	13,312

NONINTEREST EXPENSE
Salaries	12,275	12,596	12,674	24,871	25,428
Employee benefits	1,455	1,722	2,455	3,177	4,889
Occupancy of bank premises	1,463	1,938	1,642	3,401	3,470
Furniture and equipment	603	623	609	1,226	1,212
Data processing	1,721	1,688	1,672	3,409	3,258
Marketing and customer relations	843	565	817	1,408	1,861
Amortization of intangible assets	258	289	305	547	622
FDIC insurance	244	240	218	484	254
Loan collection and servicing	333	365	494	698	842
Foreclosed assets	319	143	88	462	177
Other noninterest expense	2,640	2,375	2,525	5,015	4,793
Total noninterest expense	22,154	22,544	23,499	44,698	46,806
INCOME BEFORE INCOME TAX EXPENSE	18,482	20,798	9,896	39,280	18,148
INCOME TAX EXPENSE	4,765	5,553	2,477	10,318	4,508
NET INCOME	$13,717	$15,245	$7,419	$28,962	$13,640

EARNINGS PER SHARE - BASIC	$0.50	$0.55	$0.27	$1.06	$0.50
EARNINGS PER SHARE - DILUTED	$0.50	$0.55	$0.27	$1.05	$0.50
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING	27,362,579	27,430,912	27,457,306	27,396,557	27,457,306

HBT Financial, Inc.

HBT Financial, Inc.

Consolidated Financial Summary

Consolidated Balance Sheets

	June 30,	March 31,	June 30,
	2021	2021	2020

	(dollars in thousands)
ASSETS
Cash and due from banks	$47,861	$22,976	$21,789
Interest-bearing deposits with banks	497,742	406,760	292,576
Cash and cash equivalents	545,603	429,736	314,365

Debt securities available-for-sale, at fair value	836,267	856,835	701,353
Debt securities held-to-maturity	309,132	192,994	73,823
Equity securities with readily determinable fair value	3,338	3,332	3,263
Equity securities with no readily determinable fair value	1,552	1,552	1,552
Restricted stock, at cost	2,739	2,498	2,498
Loans held for sale	5,951	12,882	25,934

Loans, before allowance for loan losses	2,152,119	2,270,705	2,275,795
Allowance for loan losses	(26,507)	(28,759)	(29,723)
Loans, net of allowance for loan losses	2,125,612	2,241,946	2,246,072

Bank premises and equipment, net	51,900	52,548	53,883
Bank premises held for sale	121	121	121
Foreclosed assets	7,757	4,748	4,450
Goodwill	23,620	23,620	23,620
Core deposit intangible assets, net	2,251	2,509	3,408
Mortgage servicing rights, at fair value	7,319	7,629	5,839
Investments in unconsolidated subsidiaries	1,165	1,165	1,165
Accrued interest receivable	12,785	12,718	12,661
Other assets	16,565	18,781	27,405
Total assets	$3,953,677	$3,865,614	$3,501,412

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest-bearing	$1,011,481	$968,991	$856,030
Interest-bearing	2,413,153	2,386,975	2,159,083
Total deposits	3,424,634	3,355,966	3,015,113

Securities sold under agreements to repurchase	46,756	41,976	51,354
Subordinated notes	39,277	39,257	—
Junior subordinated debentures issued to capital trusts	37,681	37,665	37,616
Other liabilities	32,135	33,344	49,489
Total liabilities	3,580,483	3,508,208	3,153,572

Stockholders' Equity
Common stock	275	275	275
Surplus	191,185	191,004	190,687
Retained earnings	175,328	165,735	139,667
Accumulated other comprehensive income	8,386	1,906	17,211
Treasury stock at cost	(1,980)	(1,514)	—
Total stockholders’ equity	373,194	357,406	347,840
Total liabilities and stockholders’ equity	$3,953,677	$3,865,614	$3,501,412

SHARE INFORMATION
Shares of common stock outstanding	27,355,053	27,382,069	27,457,306

HBT Financial, Inc.

HBT Financial, Inc.

Consolidated Financial Summary

	June 30,	March 31,	June 30,
	2021	2021	2020

	(dollars in thousands)
LOANS
Commercial and industrial	$321,352	$412,812	$408,230
Agricultural and farmland	231,527	228,032	239,101
Commercial real estate - owner occupied	212,597	224,599	228,506
Commercial real estate - non-owner occupied	531,803	516,963	535,339
Multi-family	212,079	236,381	186,440
Construction and land development	204,619	215,375	247,640
One-to-four family residential	302,888	300,768	308,133
Municipal, consumer, and other	135,254	135,775	122,406
Loans, before allowance for loan losses	$2,152,119	$2,270,705	$2,275,795

PPP LOANS (included above)
Commercial and industrial	$115,538	$175,389	$166,868
Agricultural and farmland	8,711	8,921	4,027
Municipal, consumer, and other	1,273	6,249	7,063
Total PPP Loans	$125,522	$190,559	$177,958

	June 30,	March 31,	June 30,
	2021	2021	2020

	(dollars in thousands)
DEPOSITS
Noninterest-bearing	$1,011,481	$968,991	$856,030
Interest-bearing demand	1,023,565	1,008,954	880,007
Money market	506,880	499,088	480,497
Savings	603,849	593,472	487,761
Time	278,859	285,461	310,818
Total deposits	$3,424,634	$3,355,966	$3,015,113

HBT Financial, Inc.

HBT Financial, Inc.

Consolidated Financial Summary

	Three Months Ended
	June 30, 2021			March 31, 2021			June 30, 2020
	Average			Average			Average
	Balance	Interest	Yield/Cost *	Balance	Interest	Yield/Cost *	Balance	Interest	Yield/Cost *

	(dollars in thousands)
ASSETS
Loans	$2,234,388	$25,818	4.63%	$2,284,159	$25,744	4.57%	$2,265,032	$25,869	4.59%
Securities	1,121,104	5,202	1.86	1,004,877	4,769	1.92	721,817	4,399	2.45
Deposits with banks	438,001	115	0.11	345,915	80	0.09	326,216	79	0.10
Other	2,726	12	1.83	2,498	13	2.04	2,496	14	2.21
Total interest-earning assets	3,796,219	$31,147	3.29%	3,637,449	$30,606	3.41%	3,315,561	$30,361	3.68%
Allowance for loan losses	(28,939)			(31,856)			(26,125)
Noninterest-earning assets	156,559			155,622			163,713
Total assets	$3,923,839			$3,761,215			$3,453,149

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Interest-bearing deposits:
Interest-bearing demand	$1,019,488	$127	0.05%	$997,720	$117	0.05%	$860,131	$162	0.08%
Money market	502,448	94	0.08	482,385	89	0.07	477,441	118	0.10
Savings	601,615	46	0.03	541,896	41	0.03	474,609	50	0.04
Time	290,865	346	0.48	294,172	397	0.55	317,965	712	0.90
Total interest-bearing deposits	2,414,416	613	0.10	2,316,173	644	0.11	2,130,146	1,042	0.20
Securities sold under agreements to repurchase	47,170	8	0.07	46,348	7	0.06	53,867	11	0.08
Borrowings	440	—	0.39	500	1	0.44	2,582	1	0.03
Subordinated notes	39,265	469	4.80	39,245	470	4.85	—	—	—
Junior subordinated debentures issued to capital trusts	37,671	357	3.80	37,655	355	3.83	37,605	399	4.26
Total interest-bearing liabilities	2,538,962	$1,447	0.23%	2,439,921	$1,477	0.25%	2,224,200	$1,453	0.26%
Noninterest-bearing deposits	992,699			920,514			824,232
Noninterest-bearing liabilities	26,988			37,223			58,177
Total liabilities	3,558,649			3,397,658			3,106,609
Stockholders' Equity	365,190			363,557			346,540
Total liabilities and stockholders’ equity	$3,923,839			$3,761,215			$3,453,149

Net interest income/Net interest margin (3)		$29,700	3.14%		$29,129	3.25%		$28,908	3.51%
Tax-equivalent adjustment (2)		503	0.05		503	0.05		483	0.06
Net interest income (tax-equivalent basis)/ Net interest margin (tax-equivalent basis) (1) (2)		$30,203	3.19%		$29,632	3.30%		$29,391	3.57%
Net interest rate spread (4)			3.06%			3.16%			3.42%
Net interest-earning assets (5)	$1,257,257			$1,197,528			$1,091,361
Ratio of interest-earning assets to interest-bearing liabilities	1.50			1.49			1.49
Cost of total deposits			0.07%			0.08%			0.14%

*       Annualized measure.

(1)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.
(2)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state income tax rate of 9.5%.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.
(4)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(5)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

HBT Financial, Inc.

HBT Financial, Inc.

Consolidated Financial Summary

	Six Months Ended
	June 30, 2021			June 30, 2020
	Average			Average
	Balance	Interest	Yield/Cost *	Balance	Interest	Yield/Cost *

	(dollars in thousands)
ASSETS
Loans	$2,259,136	$51,562	4.60%	$2,203,031	$53,484	4.88%
Securities	1,063,312	9,971	1.89	695,194	8,761	2.53
Deposits with banks	392,213	195	0.10	288,637	808	0.56
Other	2,612	25	1.93	2,461	28	2.29
Total interest-earning assets	3,717,273	$61,753	3.35%	3,189,323	$63,081	3.98%
Allowance for loan losses	(30,390)			(24,300)
Noninterest-earning assets	156,093			155,923
Total assets	$3,842,976			$3,320,946

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Interest-bearing deposits:
Interest-bearing demand	$1,008,664	$244	0.05%	$835,999	$413	0.10%
Money market	492,472	183	0.07	470,782	512	0.22
Savings	571,921	87	0.03	454,442	120	0.05
Time	292,509	743	0.51	329,867	1,592	0.97
Total interest-bearing deposits	2,365,566	1,257	0.11	2,091,090	2,637	0.25
Securities sold under agreements to repurchase	46,761	15	0.06	47,917	31	0.13
Borrowings	470	1	0.42	1,402	1	0.07
Subordinated notes	39,255	939	4.83	—	—	—
Junior subordinated debentures issued to capital trusts	37,663	712	3.81	37,597	842	4.50
Total interest-bearing liabilities	2,489,715	$2,924	0.24%	2,178,006	$3,511	0.32%
Noninterest-bearing deposits	956,806			747,473
Noninterest-bearing liabilities	32,077			51,437
Total liabilities	3,478,598			2,976,916
Stockholders' Equity	364,378			344,030
Total liabilities and stockholders’ equity	$3,842,976			3,320,946

Net interest income/Net interest margin (3)		$58,829	3.19%		$59,570	3.76%
Tax-equivalent adjustment (2)		1,006	0.06		946	0.06
Net interest income (tax-equivalent basis)/ Net interest margin (tax-equivalent basis) (1) (2)		$59,835	3.25%		$60,516	3.82%
Net interest rate spread (4)			3.11%			3.66%
Net interest-earning assets (5)	$1,227,558			$1,011,317
Ratio of interest-earning assets to interest-bearing liabilities	1.49			1.46
Cost of total deposits			0.08%			0.19%

*       Annualized measure.

(1)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.
(2)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state income tax rate of 9.5%.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.
(4)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(5)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

HBT Financial, Inc.

HBT Financial, Inc.

Consolidated Financial Summary

	June 30,	March 31,	June 30,
	2021	2021	2020

	(dollars in thousands)
NONPERFORMING ASSETS
Nonaccrual	$6,823	$9,106	$13,945
Past due 90 days or more, still accruing (1)	583	10	7
Total nonperforming loans	7,406	9,116	13,952
Foreclosed assets	7,757	4,748	4,450
Total nonperforming assets	$15,163	$13,864	$18,402

NONPERFORMING ASSETS (Originated) (2)
Nonaccrual	$4,319	$2,101	$9,059
Past due 90 days or more, still accruing	583	10	7
Total nonperforming loans (originated)	4,902	2,111	9,066
Foreclosed assets	856	737	1,092
Total nonperforming assets (originated)	$5,758	$2,848	$10,158

NONPERFORMING ASSETS (Acquired) (2)
Nonaccrual	$2,504	$7,005	$4,886
Past due 90 days or more, still accruing (1)	—	—	—
Total nonperforming loans (acquired)	2,504	7,005	4,886
Foreclosed assets	6,901	4,011	3,358
Total nonperforming assets (acquired)	$9,405	$11,016	$8,244

Allowance for loan losses	$26,507	$28,759	$29,723

Loans, before allowance for loan losses	$2,152,119	$2,270,705	$2,275,795
Loans, before allowance for loan losses (originated) (2)	2,054,291	2,156,095	2,132,189
Loans, before allowance for loan losses (acquired) (2)	97,828	114,610	143,606

CREDIT QUALITY RATIOS
Allowance for loan losses to loans, before allowance for loan losses	1.23%	1.27%	1.31%
Allowance for loan losses to nonperforming loans	357.91	315.48	213.04
Nonperforming loans to loans, before allowance for loan losses	0.34	0.40	0.61
Nonperforming assets to total assets	0.38	0.36	0.53
Nonperforming assets to loans, before allowance for loan losses and foreclosed assets	0.70	0.61	0.81

CREDIT QUALITY RATIOS (Originated) (2)
Nonperforming loans to loans, before allowance for loan losses	0.24%	0.10%	0.43%
Nonperforming assets to loans, before allowance for loan losses and foreclosed assets	0.28	0.13	0.48

CREDIT QUALITY RATIOS (Acquired) (2)
Nonperforming loans to loans, before allowance for loan losses	2.56%	6.11%	3.40%
Nonperforming assets to loans, before allowance for loan losses and foreclosed assets	8.98	9.29	5.61

(1)	Excludes loans acquired with deteriorated credit quality that are past due 90 or more days, still accruing totaling $27 thousand, $29 thousand, and $0.1 million as of June 30, 2021, March 31, 2021, and June 30, 2020, respectively.
(2)	Originated loans and acquired loans along with the related credit quality ratios such as nonperforming loans to loans, before allowance for loan losses (originated and acquired) and nonperforming assets to loans, before allowance for loan losses and foreclosed assets (originated and acquired) are non-GAAP financial measures. Originated loans represent loans initially originated by the Company and acquired loans that were refinanced using the Company’s underwriting criteria. Acquired loans represent loans originated under the underwriting criteria used by a bank that was acquired by the Company. We believe these non-GAAP financial measures provide investors with information regarding the credit quality of loans underwritten using the Company’s policies and procedures.

HBT Financial, Inc.

HBT Financial, Inc.

Consolidated Financial Summary

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2021	2021	2020	2021	2020

ALLOWANCE FOR LOAN LOSSES	(dollars in thousands)
Beginning balance	$28,759	$31,838	$26,087	$31,838	$22,299
Provision	(2,162)	(3,405)	3,573	(5,567)	7,928
Charge-offs	(402)	(195)	(160)	(597)	(1,381)
Recoveries	312	521	223	833	877
Ending balance	$26,507	$28,759	$29,723	$26,507	$29,723

Net charge-offs (recoveries)	$90	$(326)	$(63)	$(236)	$504
Net charge-offs (recoveries) - (originated) (1)	(214)	(320)	3	(534)	175
Net charge-offs (recoveries) - (acquired) (1)	304	(6)	(66)	298	329

Average loans, before allowance for loan losses	$2,234,388	$2,284,159	$2,265,032	$2,259,136	$2,203,031
Average loans, before allowance for loan losses (originated) (1)	2,127,221	2,166,079	2,117,131	2,146,796	2,050,377
Average loans, before allowance for loan losses (acquired) (1)	107,167	118,080	147,901	112,340	152,654

Net charge-offs (recoveries) to average loans, before allowance for loan losses *	0.02%	(0.06)%	(0.01)%	(0.02)%	0.05%
Net charge-offs (recoveries) to average loans, before allowance for loan losses (originated) * (1)	(0.04)	(0.06)	—	(0.05)	0.02
Net charge-offs (recoveries) to average loans, before allowance for loan losses (acquired) * (1)	1.14	(0.02)	(0.18)	0.53	0.43

*       Annualized measure.

(1)	Originated loans and acquired loans along with the related credit quality ratios such as net charge-offs (originated and acquired), average loans, before allowance for loan losses (originated and acquired), and net charge-offs to average loans, before allowance for loan losses (originated and acquired) are non-GAAP financial measures. Originated loans represent loans initially originated by the Company and acquired loans that were refinanced using the Company’s underwriting criteria. Acquired loans represent loans originated under the underwriting criteria used by a bank that was acquired by the Company. We believe these non-GAAP financial measures provide investors with information regarding the credit quality of loans underwritten using the Company’s policies and procedures.

HBT Financial, Inc.

HBT Financial, Inc.

Consolidated Financial Summary

	As of or for the Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2021	2021	2020	2021	2020

	(dollars in thousands, except per share data)
EARNINGS AND PER SHARE INFORMATION
Net income	$13,717	$15,245	$7,419	$28,962	$13,640
Earnings per share - Basic	0.50	0.55	0.27	1.06	0.50
Earnings per share - Diluted	0.50	0.55	0.27	1.05	0.50

Book value per share	$13.64	$13.05	$12.67

Shares of common stock outstanding	27,355,053	27,382,069	27,457,306
Weighted average shares of common stock outstanding	27,362,579	27,430,912	27,457,306	27,396,557	27,457,306

SUMMARY RATIOS
Net interest margin *	3.14%	3.25%	3.51%	3.19%	3.76%
Efficiency ratio	56.91	55.73	62.74	56.31	63.37
Loan to deposit ratio	62.84	67.66	75.48

Return on average assets *	1.40%	1.64%	0.86%	1.52%	0.83%
Return on average stockholders' equity *	15.07	17.01	8.61	16.03	7.97

NON-GAAP FINANCIAL MEASURES (1)
Adjusted net income	$14,168	$14,033	$8,218	$28,201	$16,597
Adjusted earnings per share - Basic	0.52	0.51	0.30	1.03	0.60
Adjusted earnings per share - Diluted	0.52	0.51	0.30	1.03	0.60

Tangible book value per share	$12.70	$12.10	$11.68

Net interest margin (tax equivalent basis) * (2)	3.19%	3.30%	3.57%	3.25%	3.82%
Efficiency ratio (tax equivalent basis) (2)	56.18	55.03	61.93	55.59	62.56

Return on average tangible common equity *	16.22%	18.33%	9.34%	17.27%	8.66%

Adjusted return on average assets *	1.45%	1.51%	0.96%	1.48%	1.01%
Adjusted return on average stockholders' equity *	15.56	15.65	9.54	15.61	9.70
Adjusted return on average tangible common equity *	16.76	16.88	10.35	16.81	10.54

*       Annualized measure.

(1)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.
(2)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state tax rate of 9.5%.

HBT Financial, Inc.

Reconciliation of Non-GAAP Financial Measures –

Adjusted Net Income and Adjusted Return on Average Assets

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2021	2021	2020	2021	2020

	(dollars in thousands)
Net income	$13,717	$15,245	$7,419	$28,962	$13,640
Adjustments:
Acquisition expenses	(157)	—	—	(157)	—
Branch closure expenses	(104)	—	—	(104)	—
Charges related to termination of certain employee benefit plans	—	—	(609)	—	(1,457)
Mortgage servicing rights fair value adjustment	(310)	1,695	(508)	1,385	(2,679)
Total adjustments	(571)	1,695	(1,117)	1,124	(4,136)
Tax effect of adjustments	120	(483)	318	(363)	1,179
Less adjustments, after tax effect	(451)	1,212	(799)	761	(2,957)
Adjusted net income	$14,168	$14,033	$8,218	$28,201	$16,597

Average assets	$3,923,839	$3,761,215	$3,453,149	$3,842,976	$3,320,946

Return on average assets *	1.40%	1.64%	0.86%	1.52%	0.83%
Adjusted return on average assets *	1.45	1.51	0.96	1.48	1.01

*       Annualized measure.

Reconciliation of Non-GAAP Financial Measures –

Adjusted Earnings Per Share

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2021	2021	2020	2021	2020

	(dollars in thousands, except per share data)
Numerator:
Net income	$13,717	$15,245	$7,419	$28,962	$13,640
Earnings allocated to participating securities (1)	(25)	(31)	(19)	(56)	(34)
Numerator for earnings per share - basic and diluted	$13,692	$15,214	$7,400	$28,906	$13,606

Adjusted net income	$14,168	$14,033	$8,218	$28,201	$16,597
Earnings allocated to participating securities (1)	(26)	(28)	(22)	(54)	(41)
Numerator for adjusted earnings per share - basic and diluted	$14,142	$14,005	$8,196	$28,147	$16,556

Denominator:
Weighted average common shares outstanding	27,362,579	27,430,912	27,457,306	27,396,557	27,457,306
Dilutive effect of outstanding restricted stock units	17,701	2,489	—	10,137	—
Weighted average common shares outstanding, including all dilutive potential shares	27,380,280	27,433,401	27,457,306	27,406,694	27,457,306

Earnings per share - Basic	$0.50	$0.55	$0.27	$1.06	$0.50
Earnings per share - Diluted	$0.50	$0.55	$0.27	$1.05	$0.50

Adjusted earnings per share - Basic	$0.52	$0.51	$0.30	$1.03	$0.60
Adjusted earnings per share - Diluted	$0.52	$0.51	$0.30	$1.03	$0.60

(1)	The Company has granted certain restricted stock units that contain non-forfeitable rights to dividend equivalents. Such restricted stock units are considered participating securities. As such, we have included these restricted stock units in the calculation of basic earnings per share and calculate basic earnings per share using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings.

HBT Financial, Inc.

Reconciliation of Non-GAAP Financial Measures –

Net Interest Margin (Tax Equivalent Basis)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2021	2021	2020	2021	2020

	(dollars in thousands)
Net interest income (tax equivalent basis)
Net interest income	$29,700	$29,129	$28,908	$58,829	$59,570
Tax-equivalent adjustment (1)	503	503	483	1,006	946
Net interest income (tax equivalent basis) (1)	$30,203	$29,632	$29,391	$59,835	$60,516

Net interest margin (tax equivalent basis)
Net interest margin *	3.14%	3.25%	3.51%	3.19%	3.76%
Tax-equivalent adjustment * (1)	0.05	0.05	0.06	0.06	0.06
Net interest margin (tax equivalent basis) * (1)	3.19%	3.30%	3.57%	3.25%	3.82%

Average interest-earning assets	$3,796,219	$3,637,449	$3,315,561	$3,717,273	$3,189,323

*       Annualized measure.

(1)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state tax rate of 9.5%.

Reconciliation of Non-GAAP Financial Measures –

Efficiency Ratio (Tax Equivalent Basis)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2021	2021	2020	2021	2020

	(dollars in thousands)
Efficiency ratio (tax equivalent basis)
Total noninterest expense	$22,154	$22,544	$23,499	$44,698	$46,806
Less: amortization of intangible assets	258	289	305	547	622
Adjusted noninterest expense	$21,896	$22,255	$23,194	$44,151	$46,184

Net interest income	$29,700	$29,129	$28,908	$58,829	$59,570
Total noninterest income	8,774	10,808	8,060	19,582	13,312
Operating revenue	38,474	39,937	36,968	78,411	72,882
Tax-equivalent adjustment (1)	503	503	483	1,006	946
Operating revenue (tax equivalent basis) (1)	$38,977	$40,440	$37,451	$79,417	$73,828

Efficiency ratio	56.91%	55.73%	62.74%	56.31%	63.37%
Efficiency ratio (tax equivalent basis) (1)	56.18	55.03	61.93	55.59	62.56

(1)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state tax rate of 9.5%.

HBT Financial, Inc.

Reconciliation of Non-GAAP Financial Measures –

Tangible Common Equity to Tangible Assets and Tangible Book Value Per Share

	June 30,	March 31,	June 30,
	2021	2021	2020

	(dollars in thousands, except per share data)
Tangible common equity
Total stockholders' equity	$373,194	$357,406	$347,840
Less: Goodwill	23,620	23,620	23,620
Less: Core deposit intangible assets, net	2,251	2,509	3,408
Tangible common equity	$347,323	$331,277	$320,812

Tangible assets
Total assets	$3,953,677	$3,865,614	$3,501,412
Less: Goodwill	23,620	23,620	23,620
Less: Core deposit intangible assets, net	2,251	2,509	3,408
Tangible assets	$3,927,806	$3,839,485	$3,474,384

Total stockholders' equity to total assets	9.44%	9.25%	9.93%
Tangible common equity to tangible assets	8.84	8.63	9.23

Shares of common stock outstanding	27,355,053	27,382,069	27,457,306

Book value per share	$13.64	$13.05	$12.67
Tangible book value per share	12.70	12.10	11.68

Reconciliation of Non-GAAP Financial Measures –

Adjusted Return on Average Stockholders' Equity and Adjusted Return on Tangible Common Equity

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2021	2021	2020	2021	2020

	(dollars in thousands)
Average tangible common equity
Total stockholders' equity	$365,190	$363,557	$346,540	$364,378	$344,030
Less: Goodwill	23,620	23,620	23,620	23,620	23,620
Less: Core deposit intangible assets, net	2,410	2,686	3,589	2,547	3,743
Average tangible common equity	$339,160	$337,251	$319,331	$338,211	$316,667

Net income	$13,717	$15,245	$7,419	$28,962	$13,640
Adjusted net income	14,168	14,033	8,218	28,201	16,597

Return on average stockholders' equity *	15.07%	17.01%	8.61%	16.03%	7.97%
Return on average tangible common equity *	16.22	18.33	9.34	17.27	8.66

Adjusted return on average stockholders' equity *	15.56%	15.65%	9.54%	15.61%	9.70%
Adjusted return on average tangible common equity *	16.76	16.88	10.35	16.81	10.54

*       Annualized measure.